BREAKING THE SKYLINE AT LOULO

Construction work at Loulo has accelerated. On the plant site the terracing of the stores area has been completed and the areas for the power plant and the fuel farm are being levelled. The power contract has been awarded to Manutention
Africaine, who have already taken over the supply of construction power to the site. Erection of the site tower cranes is in progress.

The first phase of single quarter accommodation units is complete. Other areas of the infrastructure, such as the main administration offices are due for completion next quarter.

The mining contractor BCM has been given a letter of award of contract and the agreement is being finalised. Initial mining operations will focus on the construction of the ROM pad with waste material from Loulo 0 and the stockpiling of ore from Yalea, for processing from mid-2005.